THE DREYFUS CORPORATION
200 Park Avenue
New York, New York  10166

June 18, 2013

Dreyfus Manager Funds I
200 Park Avenue
New York, New York  10166

Re:           Expense Limitation

Ladies and Gentlemen:

The Dreyfus Corporation ("Dreyfus"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Research Long/Short Equity Fund (the "Fund"), a series of Dreyfus Manager Funds I (the "Company"), as follows:

Until August 1, 2014, Dreyfus will waive receipt of its fees and/or assume the expenses of the Fund so that the expenses of none of the classes of shares of the Fund (excluding Rule 12b-1 fees, shareholder services fees, substitute dividend and interest expenses on securities sold short, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.50% of the value of the Fund's average daily net assets.  On or after August 1, 2014, Dreyfus may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Trustees of the Company and Dreyfus to lower the net amounts shown and may only be terminated prior to August 1, 2014 in the event of termination of the Management Agreement between Dreyfus and the Company, with respect to the Fund.

THE DREYFUS CORPORATION

By:
	Name:	Bradley J. Skapyak
	Title:	President
Accepted and Agreed To:

DREYFUS MANAGER FUNDS I, On Behalf of Dreyfus Research Long/Short Equity Fund

By:
Name:	James Windels
Title:	Treasurer